[HARVEY LETTERHEAD]


                                                       May 7, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

                  Re:   Pre-Effective Amendment No. 1 to the
                        Registration Statement No. 333-141187
                        to Harvey Electronics, Inc. on Form S-3

Dear Mr. Owings:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 5:00 p.m., Eastern time, on May 8, 2007 or as soon as practicable thereafter.

     In connection with this request, we acknowledge the following:

          1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

          2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Harvey Electronics, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

          3. Harvey Electronics, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             HARVEY ELECTRONICS, INC.

                                             By: /s/ Joseph J. Calabrese
                                                --------------------------------
                                             Name: Joseph J. Calabrese
                                             Title: Executive Vice President and
                                             Chief Financial Officer